Suares & Associates

Attorneys at Law

833 Flatbush Avenue

Suite 100

Brooklyn, New York 11226

dsuares@suaresassociates.com

Tel: 718-622-8450	Fax: 718-282-3113

October 28, 2020

Irene Barberena-Meissner, Esq.

Staff Attorney

Division of Corporation Finance

Office of Energy & Transportation

United States Securities and Exchange Commission

Washington, DC 20549

Re:	Principal Solar, Inc. Offering Statement on Form 1-A Filed June 29, 2020 File No. 024-11253

Dear Ms. Barberena-Meissner,

On behalf of Principal Solar, Inc. (the “Company”), we respond as follows to the Staff’s comment letter, dated September 28, 2020, relating to the above-captioned Offering Statement on Form 1-A (“Offering Statement”). Captions and page references herein correspond to those set forth in the Offering Statement.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments in italics and provided the Company’s response to each comment immediately thereafter.

Offering Statement on Form 1-A

Amendment No. 2 to Offering Statement on Form 1-A

Index to Financial Statements, page F-1

1. We note you included financial statements for the period ended March 31, 2020 in response to our prior comment 2. However, in doing so, the consolidated balance sheet as of December 31, 2018 and the statements of operations, cash flows and stockholders’ deficit for each of the two fiscal years ended December 31, 2018 and December 31, 2019 were removed. Note that your financial statements should contain a complete set of annual financial statements for your two most recently completed fiscal year-ends. Refer to sections (b)(3) and (b)(4) of Part F/S of Form 1-A for guidance and revise your offering circular accordingly.

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The Company has revised this section of the Offering Circular as follows:

The Company has added its financial statement for the period ending June 30, 2020. We have also included a complete set of the annual financial statements for the years ending 2018 and 2019.

Statement of Cash Flows, page F-4

2. We note you present a financing activity for stock issued in the amount of $15,241,778, but it does not appear you received cash proceeds for this stock issuance. Please revise your cash flow statement to reflect this issuance of stock as part of non-cash operating activities or tell us why this type of revision is not necessary. Refer to ASC ###-##-####(b). In addition, include an explanation of the nature of this transaction, where appropriate, within your offering circular.

The Company has made the requested revision to its cash flow statement. We have also made the following addition to the Offering Circular:

Deferred Compensation and Settlement of Accounts Payable

The Board of Directors of the Company determined it to be in the best interests of the Company to approve the issuance of certain shares of its $0.01 par value common stock (the “Management Compensation Shares”) to be issued in lieu of deferred payments for past employment compensation, corporate consulting and advisory services.

In exchange for providing advisory services to K. Bryce Toussaint, the CEO of the Company, Anthony Lerner received 20,000,000 restricted Management Compensation Shares for the aforementioned services rendered to the Corporation from October 1, 2019 through March 16, 2020, and for his service as a member of the Board of Directors.

Further, the Board approved restricted Management Compensation Shares for K. Bryce Toussaint in lieu of deferred payments for past employment compensation, corporate consulting and advisory services and for service as interim CFO of the Company. K. Bryce Toussaint received 20,000,000 restricted Management Compensation Shares for the aforementioned services rendered to the Corporation from August 1, 2018 through January 1, 2019, for service as Interim CFO of the Company, from January 1, 2020, to March 16, 2020, and for his service as a member of the Board of Directors.

The Board of Directors of the Company determined it was in the best interests of the Corporation to enter into settlement agreements with certain vendors to reduce the accounts payable of the Company and conserve the company’s cash position. The Board of Directors settled these outstanding liabilities by exchanging restricted shares of the Company valued per the terms of the settlement agreements at ($0.11) per share. The total amount of shares issued to the various vendors and creditors totaled 6,925,255 restricted shares of Common Stock. In addition, the Company issued 2,000,000 to Tokata for exclusive rights to operate and utilize the Tokata Process in the states of Oklahoma and Louisiana. The total amount of shares issued for management compensation and debt settlement totaled 48,925,255 for a total compensation expense of $15,241,778 or an average of approximately 31 cents per share (40,000,000 common stock shares issued at 35 cents per share which was the market price of the stock at time of issuance plus 8,925,255 common stock shares issued at 11 cents per share totaling an expense of $15,241,778).

Please contact me with any questions or comments on the enclosed. Thank you.

Sincerely,

/s/ Donnell Suares

Donnell Suares

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